UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of February 2003

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    ☒     Form 40-F    ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes    ☐    No    ☒

This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

Estimated Ordinary Income, Estimated Net Income,

and, Dividend Payment Increase

1.	Increase of ordinary income

•	Ordinary income in year 2001: 1,366,162 million Won

•	Ordinary income in year 2002 (estimated): 2,615,618 million Won

•	The rate of increase: 91.5%

2.	Increase of net income

•	Net income in year 2001: 1,087,211 million Won

•	Net income in year 2002 (estimated): 1,963,817 million Won

•	The rate of increase: 80.6%

3.	Increase in dividend payment

	Yr 2002	Yr 2001
Annual dividend per common share	860 Won	720 Won
Ratio of dividend increase	20%
Total dividend (Won)	212,887 million	224,054 million
Dividend ratio to par value	17.2%	14.4%
Dividend ratio to market value	1.61%	1.51%
Date of board resolution	February 11, 2003

4.	Above figures are subject to change as a result of audit by the independent auditors or of shareholders’ meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 11, 2003

KT Corporation

By:	/s/ Dong - il Shin
Name: Title:	Dong - il Shin Managing Director